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                                                     PAGE 1 OF 12 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                                FORUM GROUP, INC.
   ___________________________________________________________________________
                                (Name of Issuer)
                                  COMMON STOCK
   ___________________________________________________________________________
                         (Title of Class of Securities)
                                    349841304
   ___________________________________________________________________________
                                 (CUSIP Number)

                JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS
                 801 SOUTH GRAND AVENUE, LOS ANGELES, CA  90017
                                 (213) 612-2500
   ___________________________________________________________________________
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)
                                DECEMBER 20, 1994
   ___________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Exhibit Index is located on page 7.
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                                  SCHEDULE 13D
   CUSIP No.  349841304
              ---------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             APOLLO FG PARTNERS, L.P.
   ___________________________________________________________________________
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) / /
                       (B) /X/
   ___________________________________________________________________________
   3  SEC USE ONLY
   ___________________________________________________________________________
   4    SOURCE OF FUNDS*
                    WC
   ___________________________________________________________________________
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or (e)                                                       / /

   ___________________________________________________________________________
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE

   ___________________________________________________________________________
                  7 SOLE VOTING POWER

      NUMBER OF           0 SHARES OF COMMON STOCK
                   -----------------------------------------------------------
         SHARES
   BENEFICIALLY     8   SHARED VOTING POWER

       OWNED BY        17,539,694 SHARES OF COMMON STOCK
           EACH    -----------------------------------------------------------

      REPORTING     9   SOLE DISPOSITIVE POWER

         PERSON         8,769,847 SHARES OF COMMON STOCK
           WITH    -----------------------------------------------------------

                  10  SHARED DISPOSITIVE POWER
                       0 SHARES OF COMMON STOCK

   ___________________________________________________________________________
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             17,539,694 SHARES OF COMMON STOCK
   ___________________________________________________________________________
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*/ /
   ___________________________________________________________________________
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             75.2%
   ___________________________________________________________________________
   14  TYPE OF REPORTING PERSON*
             PN
   ___________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                        STATEMENT PURSUANT TO RULE 13d-1

                      OF THE GENERAL RULES AND REGULATIONS

              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED



             This statement is being filed on behalf of Apollo FG Partners, L.P. ("AFG"). This Amendment No. 7 supplements and amends the Statement on Schedule on 13D filed on November 30, 1994 (as heretofore amended and supplemented, the "Schedule 13D"). Capitalized terms used herein which are not otherwise defined are so used with the respective meanings ascribed to them in the Schedule 13D.

   Item 3.   Source and Amount of Funds or Other Consideration.
             -------------------------------------------------
             Item 3 is hereby amended by adding the following immediately prior to the last paragraph thereof:

                  On December 21, 1994, AFG and Forum Holdings entered into an agreement (the "Warrant Purchase Agreement") to purchase from Citicorp USA, Inc. ("Citicorp") (i) 550,205 warrants (the "Warrants") issued by the Company pursuant to a Warrant Agreement, dated as of June 10, 1993 (the "Warrant Agreement"), by and between the Company and Citicorp, entitling the registered holder thereof to purchase from the Company 1.00060393564 shares of Common Stock (subject to adjustment) per Warrant on the terms and subject to the conditions provided in the Warrant Agreement and (ii) 149,607 special warrants (the "Special Warrants") issued by the Company pursuant to the Warrant Agreement, entitling the registered holder thereof to purchase from the Company one share of Common Stock per Special Warrant on the terms and subject to the conditions provided in the Warrant Agreement. The Warrants are exercisable at a purchase price equal to $3.37 per share (subject to adjustment), and the Special Warrants are exercisable at a nominal purchase price.

                  Pursuant to the Warrant Purchase Agreement, AFG individually agreed to purchase 275,103 Warrants entitling the registered holder thereof to purchase 275,269 shares of Common Stock and 74,803 Special Warrants entitling the registered holder thereof to purchase from the Company an equal number of shares of Common Stock for $1,434,235.09. The funds required by AFG for the transaction were obtained from working capital of AFG. Pursuant to the Warrant Purchase Agreement, Forum Holdings agreed to purchase the remaining Warrants and Special Warrants from Citicorp.

   Item 4.   Purpose of Transaction.
             ----------------------
             Item 4 is hereby amended by adding the following immediately prior to the last paragraph thereof:
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                  AFG's principal purpose for the purchase of Warrants and
             Special Warrants pursuant to the Warrant Purchase Agreement was to take advantage of what it perceived as an attractive investment opportunity pursuant to which it would be able to increase its equity interest in the Company.

   Item 5.   Interest in Securities of the Issuer.
             ------------------------------------
             Item 5 is hereby amended and restated in its entirety as follows:

                  The responses to Items 3, 4 and 6 are incorporated herein by this reference.

                  AFG has previously been informed that 4,984 shares of Common
             Stock have been issued pursuant to the Plan of Reorganization since the closing of AFG's initial investment in shares of Common Stock. As a result of the issuance of such shares, AFG and Forum Holdings are each presently entitled to purchase 2,880 shares of Common Stock for nominal consideration upon exercise of the Investor Warrants. AFG has also been informed that immediately following transactions contemplated by the Warrant Purchase Agreement, Forum Holdings beneficially owned 8,769,847 shares of Common Stock (including (i) 2,880 shares presently purchasable upon exercise of the Investor Warrants, (ii) 275,268 shares presently purchasable upon exercise of Special Warrants), or 37.6% of the total number of shares of Common Stock then outstanding. Immediately following such transactions, AFG was the direct beneficial owner of 8,769,847 shares of Common Stock (including (i) 2,880 shares presently purchasable upon exercise of the Investor Warrant, (ii) 275,269 shares presently purchasable upon exercise of Warrants, and (iii) 74,803 shares presently purchasable upon exercise of Special Warrants), or 37.6% of the total number of shares of Common Stock then outstanding. By reason of the relationships described in Item 2 above, each of the Reporting Persons may be deemed to be the beneficial owners of all such shares beneficially owned by AFG. As a result of the Shareholders' Agreement, AFG and each of the other Reporting Persons may be deemed to be the beneficial owner of all of the 17,539,694 shares of Common Stock beneficially owned by AFG and Forum Holdings in the aggregate following the transactions contemplated by the Warrant Purchase Agreement, or 75.2% of the total number of shares of Common Stock then outstanding. The foregoing percentages are based upon 23,331,509 shares of Common Stock outstanding (which number includes (i) the 5,760 shares presently issuable upon exercise of the Investor Warrants, (ii) the 550,537 shares presently issuable upon exercise of Warrants, and (iii) the 275,103 shares presently issuable upon exercise of Special Warrants). (Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by Forum Holdings for information regarding Forum Holdings and its ownership of shares of Common Stock.)
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                  As a result of provisions of the Shareholders' Agreement
             described in Item 6, the Reporting Persons may be deemed to have shared power to vote or direct the vote of all 17,539,694 shares of Common Stock owned by AFG and Forum Holdings. The Reporting Persons may have sole power to dispose or direct the disposition of 8,769,847 shares of Common Stock.

                  Except as otherwise disclosed in this Statement, as amended and supplemented, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock issuable upon exercise of any Investor Warrants, Warrants or Special Warrants.

                  Except as otherwise disclosed in this Statement, as amended and supplemented, none of the Reporting Persons has effected any transactions in shares of Common Stock during the preceding
             60 days.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
             --------------------------------------------------------
             Item 6 is hereby amended by adding the following immediately prior to the last paragraph thereof:

                  Pursuant to the Warrant Purchase Agreement, Citicorp
             assigned its rights under the Warrant Agreement to Forum Holdings and AFG, and each of Forum Holdings and AFG has consented to and agreed to be bound by the provisions of the Warrant Agreement. The Warrant Agreement provides for adjustments to the number and kind of securities issuable and the purchase price payable upon exercise of the Warrants upon the occurrence of certain events. The Warrant Agreement also provides that holders of shares of Common Stock issued upon exercise of the Warrants and the Special Warrants will have certain piggyback registration rights with respect to such shares.

                  The foregoing response to this Item 6 is qualified in its
             entirety by reference to the Registration Rights Agreement, the Shareholders' Agreement and the Warrant Agreement.

   Item 7.   Material to be filed as Exhibits.
             --------------------------------
             Exhibit 1      Warrant Purchase Agreement
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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:  December 20, 1994


                                        APOLLO FG PARTNERS, L.P.

                                        By:  APOLLO INVESTMENT FUND, L.P.,
                                             Its General Partner

                                        By:  APOLLO ADVISORS, L.P.,
                                             Its Managing General Partner

                                        By:  APOLLO CAPITAL MANAGEMENT, INC.,
                                             Its General Partner



                                        By:  /s/ Michael D. Weiner
                                             Title: Vice President

                                                     PAGE 7 OF 12 PAGES



                                  EXHIBIT INDEX
                                  -------------
                                                                    Sequential
   Exhibit No.                                                   Numbered Page
   -----------                                                   -------------

   1  Warrant Purchase Agreement                                             8
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                                                     PAGE 8 OF 12 PAGES

                               PURCHASE AGREEMENT
                               ------------------

        This Purchase Agreement (this "Agreement") is made and entered into as of December 20, 1994, by and among Citicorp USA, Inc. ("Seller"), Forum Holdings, L.P. ("Holdings") and Apollo FG Partners, L.P. ("Apollo" and, collectively with Holdings, "Purchasers").

                                    RECITALS:
                                    ---------
        A. Seller owns (1) 550,205 warrants ("Forum Warrants") issued by Forum Group, Inc. ("Forum") pursuant to a Warrant Agreement, dated as of June 10, 1993 (the "Warrant Agreement"), by and between Seller and Forum, presently entitling the registered holder thereof to purchase from Forum
   1.00060393564 shares (subject to adjustment) of Common Stock of Forum ("Forum Common Shares") per Forum Warrant on the terms and subject to the conditions provided in the Warrant Agreement and (2) 149,607 special warrants ("Forum Special Warrants") issued by Forum pursuant to the Warrant Agreement, entitling the registered holder thereof to purchase from Forum one Forum Common Share per Forum Special Warrant on the terms and subject to the conditions provided in the Warrant Agreement.

        B. Seller desires to sell to Holdings, and Holdings desires to purchase from Seller, 275,103 Forum Warrants presently entitling the registered holder thereof to purchase 275,269 Forum Common Shares and 74,803 Forum Special Warrants entitling the registered holder thereof to purchase an equal number of Forum Common Shares (such Forum Warrants and Forum Special Warrants being hereinafter collectively referred to as the "Holdings Warrants") for an aggregate purchase price of $1,434,235.09 (the "Holdings Purchase Price").

        C. Seller desires to sell to Apollo, and Apollo desires to purchase from Seller, 275,102 Forum Warrants presently entitling the registered holder thereof to purchase 275,268 Forum Common Shares and 74,804 Forum Special Warrants entitling the registered holder thereof to purchase an equal number of Forum Common Shares (such Forum Warrants and Forum Special Warrants being hereinafter collectively referred to as the "Apollo Warrants") for an aggregate purchase price of $1,434,238.45 (the "Apollo Purchase Price").

        NOW, THEREFORE, Seller and Purchasers hereby agree as follows:

        1. Purchase and Sale. (a) Simultaneously with the execution and delivery hereof, (i) Seller will sell, assign and transfer to Holdings, and Holdings will purchase and accept from Seller, the Holdings Warrants and
   (ii) Seller will sell, assign and transfer to Apollo, and Apollo will purchase and accept from Seller to Apollo Warrants. (The Holdings Warrants and the Apollo Warrants are sometimes hereinafter collectively referred to as the "Purchased Warrants.")

             (b) Simultaneously with the execution and delivery hereof, Seller will deliver to Daniel A. Decker, as agent for Purchasers, the warrant certificates representing the Purchased Warrants, accompanied by an assignment in the form attached hereto as Exhibit A duly signed on behalf of Seller (with such signature either (i) guaranteed by a bank or trust company or a broker or dealer that is a member of the National
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                                                     PAGE 9 OF 12 PAGES

   Association of Securities Dealers, Inc. or (ii) accompanied by an incumbency certificate in form and substance reasonably satisfactory to Purchasers).

             (c) Simultaneously with the execution and delivery hereof, Holdings will pay to Seller an amount equal to the Holdings Purchase Price by means of a wire transfer made in accordance with the instructions attached hereto as Exhibit B.

             (d) Simultaneously with the execution and delivery hereof, Apollo will pay to Seller an amount equal to the Apollo Purchase Price by means of a wire transfer made in accordance with the instructions attached hereto as Exhibit B.

        2. Certain Representations. (a) Seller represents to Purchasers that (i) it has all right, title and interest in and to the Purchased Warrants, free and clear of all liens, claims and encumbrances (other than restrictions set forth in the Warrant Agreement and applicable federal and state securities laws), (ii) this Agreement has been duly authorized by all necessary corporate action on the part of Seller and constitutes the legal, valid and binding obligation of Seller, and (iii) the execution, delivery and performance of this Agreement by Seller does not (with or without the giving of notice, the passage of time or both) conflict with or constitute a breach of any obligation of Seller.

             (b) Each Purchaser represents to Seller that (i) this Agreement has been duly authorized by all necessary partnership action on the part of such Purchaser and constitutes a legal, valid and binding obligation of such Purchaser and (ii) the execution, delivery and performance of this Agreement by such Purchaser does not (with or without the giving of notice, the passage of time or both) conflict with or constitute a breach of any obligation of such Purchaser.

        3. Assignment of Rights. Seller hereby assigns to each Purchaser all its rights, title and interest in and to the Warrant Agreement to the extent that the Warrant Agreement relates to the respective portion of the Purchased Warrants being purchased hereunder by such Purchaser and, in connection therewith, each Purchaser hereby consents to and agrees to be bound by the provisions of the Warrant Agreement.

        4. Parties' Knowledge and Sophistication. Each of the parties hereto represents that it has such general knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits of an investment in Forum Warrants and Forum Special Warrants. Each of the parties hereto acknowledges that it has either been supplied with or has had access to information, and has had the opportunity to ask questions and receive answers from Forum's management, concerning Forum and its business and Forum Warrants and Forum Special Warrants as it has deemed appropriate in connection with the transactions contemplated hereby.

        5. Manner of Sale. Each of Purchasers understands that the Purchased Warrants (a) are not being registered or qualified under federal or state securities laws and (b) cannot be sold, transferred or otherwise disposed of unless subsequently registered or exempt from registration under such laws. Each Purchaser represents that it is purchasing the respective portion of the Purchased Warrants being purchased hereunder by
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                                                   PAGE 10 OF 12 PAGES

   it for its own account and for investment purposes and not with a view to resale or other distribution thereof in violation of the federal or state securities laws.

        6. Miscellaneous. This Agreement (a) contains the parties' entire agreement regarding the transactions contemplated hereby and supersedes all prior agreements with respect to such matters and is not intended to confer upon any other person or entity (other than Forum which is expressly intended to be a third-party beneficiary of the provisions of Section 3 hereof) any rights or remedies hereunder, (b) will be governed by and construed in accordance with the laws of the State of New York without regard to the principles of conflict of laws, and (c) may be executed in any number of counterparts, each of which will be deemed to be an original but all of which together will constitute but one agreement.

             IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                        CITICORP USA, INC.

                                        By:  _________________________________
                                             Name:  __________________________
                                             Title: __________________________


                                        FORUM HOLDINGS, L.P.

                                        By:  HRP Management II, Ltd.,
                                             its General Partner

                                        By:  HH Genpar Partners,
                                             its General Partner

                                        By:  Hampstead Associates, Inc.,
                                             its Managing General Partner


                                        By:  _________________________________
                                             Name:  __________________________
                                             Title: __________________________


                                        APOLLO FG PARTNERS, L.P.

                                        By:  Apollo Investment Fund, L.P.,
                                             its General Partner

                                        By:  Apollo Capital Management, Inc.,
                                             its General Partner


                                        By:  _________________________________
                                             Name:  __________________________
                                             Title: __________________________
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                                                   PAGE 11 OF 12 PAGES

        The undersigned, Forum Group, Inc., hereby (i) consents to the assignment provided for in Section 3 of this Agreement and acknowledges that the consent and agreement of Purchasers to be bound by the provisions of the Warrant Agreement is satisfactory to Forum for purposes of
   Section 2.2. of the Warrant Agreement and (ii) waivers any requirement under the Warrent Agreement that an opinion of counsel be furnished to Forum in connection with the transactions contemplated hereby and
   (ii) waives any requireement underthe Warrant Agreement that an opinion of counsel be furnished to Forum in connection with the transactions contemplated hereby.

                                        FORUM GROUP, INC.



                                        By:  _________________________________
                                             Name:  __________________________
                                             Title: __________________________

                                                   PAGE 12 OF 12 PAGES

                                                                     Exhibit A
                                                                     ---------

                             ASSIGNMENT OF WARRANTS
                             ----------------------

        For value received, Citicorp USA, Inc. ("Citicorp") hereby sells, assigns and transfers to Forum Holdings, L.P. and Apollo FG Partners, L.P., or their respective nominees, (a) 550,205 warrants ("Warrants") issued by Forum Group, Inc., an Indiana corporation (the "Corporation"), in the name of Citicorp, pursuant to a Warrant Agreement, dated as of June 10, 1993 (the "Warrant Agreement"), by and between Citicorp and the Corporation, presently entitling the registered holder thereof to purchase from Forum
   1.00060393564 shares (subject to adjustment) of Common Stock, without par value, of the Corporation ("Forum Common Shares") per Warrant on the terms and subject to the conditions provided in the Warrant Agreement as follows:
   (i) to Holdings or its nominee, 275,103 Warrants entitling the registered holder thereof to purchase from Forum 275,268 Forum Common Shares and (ii) to Apollo or its nominee, 275,102 Warrants entitling the registered holder thereof to purchase from Forum 275,267 Forum Common Shares; and (b) 149,607 special warrants ("Special Warrants") issued by Forum in the name of Citicorp pursuant to the Warrant Agreement entitling the registered holder thereof to purchase from Forum one Forum Common Share per Special Warrant on the terms and subject to the conditions provided in the Warrant Agreement as follows: (i) to Holdings or its nominee, 74,803 Special Warrants entitling the registered holder thereof to acquire an equal number of Forum Common Shares and (ii) to Apollo or its nominee, 74,804 Special Warrants entitling the registered holder thereof to acquire an equal number of Forum Common Shares; such Warrants standing in Citicorp's name on the books of the Corporation represented by Warrant Certificates No. 1 herewith and such Special Warrants standing in Citicorp's name on the books of the Corporation represented by Special Warrant Certificate No. 1 herewith, and do hereby irrevocably constitute and appoint __________________________, attorney to transfer such Warrants and Special Warrants on the books of the Corporation with full power of substitution.

   Dated: December 20, 1994

                                        CITICORP USA, INC.



                                        By:  _________________________________
                                             Name:  __________________________
                                             Title: __________________________